Via EDGAR

April 11, 2017

Coy Garrison, Special Counsel

Sandra Hunter, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-11

Filed February 15, 2017

File No. 333-207471

Dear Mr. Garrison and Ms. Hunter:

On behalf of our client, KBS Growth & Income REIT, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 5”).

We acknowledge receipt of the Staff’s comments regarding the above-referenced filing. We have reproduced the Staff’s comments and the Company’s responses below.

General

1.	We note your disclosure in the Plan of Distribution of the online distribution channel for Class A shares and your disclosure of distribution channels for Class A shares that are net of selling commissions, such as sales through registered investment advisers. Please revise the cover page, the prospectus summary and other sections throughout the prospectus to disclose the pricing, fees and net proceeds to the Company for sales through these distribution channels or provide us with a detailed analysis regarding why such disclosure is not necessary. With respect to the cover page, please see Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the cover page, the prospectus summary and other sections throughout the prospectus to more fully disclose the pricing, fees and net proceeds to the Company for sales of Class A shares through the online distribution channel and other distribution channels that are net of commissions to investors.

2.	We note your disclosure in the Plan of Distribution of a designated broker dealer for the online distribution channel. Please identify the designated broker dealer for the online distribution channel. If the designated broker dealer is a related party, please identify the broker dealer as such and disclose all compensation arrangements with the broker dealer. In addition, if the designated broker dealer is a related party, disclose any conflicts of interest with respect to such broker dealer.

Response: The Company has revised the above-referenced disclosure as requested to identify North Capital Private Securities Corporation as the designated participating broker dealer for the online distribution channel. As noted in the disclosure, neither the Company nor the dealer manager is affiliated with North Capital Private Securities Corporation. In the future, the Company’s dealer manager may engage an affiliated broker dealer to sell shares in the online distribution channel upon receipt of regulatory approval.  If the dealer manager engages an affiliated broker dealer to sell shares through the online distribution channel in the future, the Company undertakes to supplement the disclosure in the prospectus to disclose all compensation arrangements and any conflicts of interest with respect to such arrangement.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at carrie.hartley@dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Carrie J. Hartley

Carrie J. Hartley